Adobe Inc.
345 Park Avenue
San Jose, California 95110-2704
December 22, 2023
VIA EDGAR
Office of Technology
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention:	Jan Woo Kyle Wiley

Re:	Request for Withdrawal of Adobe Inc. Registration Statement on Form S-4 Filed November 15, 2022, as amended File No. 333-268364
Dear Ms. Woo and Mr. Wiley:
Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Adobe Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”), consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-4 (File No. 333-268364), together with all exhibits thereto, initially filed with the Commission on November 15, 2022 and amended on January 9, 2023 (the “Registration Statement”).
The Registration Statement was initially filed with respect to the proposed issuance of shares of common stock, par value $0.0001 per share, of the Company (the “Company Common Shares”) in connection with the Agreement and Plan of Merger, dated as of September 15, 2022 (the “Merger Agreement”), by and among the Company, Saratoga Merger Sub I, Inc., a Delaware corporation and a direct, wholly owned subsidiary of the Company, Saratoga Merger Sub II, LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of the Company, Figma, Inc., a Delaware corporation (“Figma”), and Fortis Advisors LLC, a Delaware limited liability company, in its capacity as the representative of the stockholders of Figma. On December 17, 2023, as reported on a Current Report on Form 8-K filed by the Company with the Commission on December 18, 2023, the Company and Figma terminated the Merger Agreement pursuant to a termination agreement. Consequently, the Company will not proceed with the proposed offering of Company Common Shares contemplated by the Merger Agreement and the Registration Statement. Because the proposed offering will not occur, the Company believes that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors as contemplated by paragraph (a) of Rule 477 under the Securities Act.
No shares of the Company Common Stock have been or will be sold pursuant to the Registration Statement. Accordingly, the Company hereby respectfully requests that the withdrawal of the Registration Statement be effective as of the date hereof or at the earliest practicable date hereafter and requests that a written order granting the withdrawal of the

U.S. Securities and Exchange Commission
December 22, 2023

Registration Statement and all exhibits and amendments thereto be issued by the Commission as soon as reasonably practicable.
Your assistance in this matter is greatly appreciated. If you have questions or require additional information, please do not hesitate to contact Jacob A. Kling of Wachtell, Lipton, Rosen & Katz at (212) 403-1003 or by email at JAKling@wlrk.com.

U.S. Securities and Exchange Commission
December 22, 2023

Very truly yours,

/s/ DANIEL DURN
Daniel Durn
Executive Vice President and Chief Financial Officer